Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

The Community Financial Corporation

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-199455) and on Forms S-8 (Nos. 33-97174, 333-79237, 333-70800, 333-125103, and 333-204200) of The Community Financial Corporation of our reports dated March 13, 2017, with respect to the consolidated balance sheet of The Community Financial Corporation as of December 31, 2016 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the year then ended, and the effectiveness of internal control over financial reporting, which reports appear in The Community Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2016.

/s/ Dixon Hughes Goodman LLP

Baltimore, Maryland

March 13, 2017